September 12, 2025

Paul Pinkston
Chief Accounting Officer
Pedevco Corp
575 N. Dairy Ashford
Suite 210
Houston, Texas 77079

       Re: Pedevco Corp
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 31, 2025
           File No. 001-35922
Dear Paul Pinkston:

       We have reviewed your August 25, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
11, 2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2024
Business
Production, Sales Price and Production Costs, page 20

1. We have read your response to prior comment 1 and note your illustration presents oil
       and natural gas liquids production as    Boe    volumes. However, the
production
       volumes are required to be expressed on an oil-equivalent-barrels basis,
i.e. as    Bbls.

       Please confirm that you will conform the disclosures accordingly, and will disclose production for each field that comprises 15% or more of your proved reserves and your total annual production volumes for the applicable periods to comply with Item
       1204(a) of Regulation S-K.
 September 12, 2025
Page 2

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Reserves, page 112

2. We note that in your response to prior comment 6, you identify various inadvertent errors in the reconciliation of total proved reserves and have therefore included corrections in the illustration provided in your response.

       Please confirm that corresponding disclosures in your next report will incorporate the corrections identified in your response, including appropriate revisions to the explanations of the changes that occurred, and that you will similarly incorporate the corrections in your reconciliation of the changes in the standardized measure.

3. We have read your response to prior comment 10 including your explanation of the factors contributing to the changes in your previously adopted development plans.

       Please confirm that your next report will include disclosure regarding the facts and circumstances underlying material revisions that are attributed to moving or rescheduling development of previously disclosed proved undeveloped locations, outside of or beyond the initially adopted five-year development plan, to comply with
       Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-10.


       Please contact John Hodgin at 202-551-3699 or Karl Hiller at 202-551-3686 if you
have any questions regarding the comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation